As filed with the Securities and Exchange Commission on February 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

CYSIVE, INC.

(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

23281T-10-8
(CUSIP Number of Class of Securities)

NELSON A. CARBONELL, JR.
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
CYSIVE, INC.
10780 PARKRIDGE BOULEVARD, SUITE 400
RESTON, VIRGINIA 20191
TELEPHONE: (703) 259-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$26,049,153	$5,210

*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,772,750 shares of Common Stock of Cysive, Inc. having an aggregate value of $26,049,153 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on January 23, 2002.

**     One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$5,210	FILING PARTY:	Cysive, Inc.
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED:	January 24, 2002

[  ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [  ]

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated January 24, 2002.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

Item 8 is amended, in its entirety, to read as follows:

(a)  Securities Ownership. The information set forth in the Offer to Exchange under Section 9 (“Absence of Interests of Directors and Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options”) and in Schedule A to the Offer to Exchange are incorporated herein by reference.

(b)  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 (“Absence of Interests of Directors and Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options”) and in Schedule A to the Offer to Exchange are incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 is amended, in its entirety, to read as follows:

EXHIBIT
NUMBER		DESCRIPTION

99.(a)(1)(A)	*	Offer to Exchange, dated January 24, 2002.

99.(a)(1)(B)	*	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	*	Summary of Terms of Option Exchange.

99.(a)(1)(D)	**	Form of Election Form for Eligible Options with exercise prices greater than $5.67 per share but less than $14.01 per share.

99.(a)(1)(E)	**	Form of Election Form for Eligible Options with exercise prices greater than $14.01 per share.

99.(a)(1)(F)	**	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(G)	**	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(H)	**	Form of Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(I)	*	Form of Electronic Communication — Cancellation Date Reminder.

99.(a)(1)(J)	*	Press Release, dated January 24, 2002, entitled “Cysive, Inc. Announces Voluntary Stock Option Exchange Program.”

99.(a)(1)(K)		Cysive, Inc. Annual Report on Form 10-K for its fiscal

year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

99.(a)(1)(L)	Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

99.(a)(1)(M)	Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.

99.(a)(1)(N)	Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001 and incorporated herein by reference.

99.(a)(1)(O)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2001, and incorporated herein by reference.

EXHIBIT
NUMBER	DESCRIPTION

99.(a)(1)(P)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2001, and incorporated herein by reference.

99.(a)(1)(Q)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 30, 2001, and incorporated herein by reference.

99.(a)(1)(R)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2001, and incorporated herein by reference.

99.(a)(1)(S)	Definitive proxy statement for the Cysive, Inc. 2001 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 24, 2001 and incorporated herein by reference.

99.(a)(1)(T)	Form of Electronic Communication Concerning Amendment to the Offer to Exchange (filed herewith)

99.(b)	Not applicable.

99.(d)(1)	Cysive, Inc. Second Amended and Restated Stock Option Plan (incorporated herein by reference to the Company’s definitive proxy statement), filed with the Securities and Exchange Commission on April 3, 2000.

99.(g)	Not applicable.

99.(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 24, 2002 (the “Initial Filing”).

**	Represents an amendment to the exhibit previously filed under this Exhibit Number in the Initial Filing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2002

CYSIVE, INC.

By:	/s/ Nelson A. Carbonell, Jr.

Name: Nelson A. Carbonell, Jr.
Title: Chairman, President and Chief
Executive Officer

INDEX OF EXHIBITS

EXHIBIT
NUMBER		DESCRIPTION

99.(a)(1)(A)	*	Offer to Exchange, dated January 24, 2002.

99.(a)(1)(B)	*	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	*	Summary of Terms of Option Exchange.

99.(a)(1)(D)	**	Form of Election Form for Eligible Options with exercise prices greater than $5.67 per share but less than $14.01 per share.

99.(a)(1)(E)	**	Form of Election Form for Eligible Options with exercise prices greater than $14.01 per share.

99.(a)(1)(F)	**	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(G)	**	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(H)	**	Form of Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(I)	*	Form of Electronic Communication — Cancellation Date Reminder.

99.(a)(1)(J)	*	Press Release, dated January 24, 2002, entitled “Cysive, Inc. Announces Voluntary Stock Option Exchange Program.”

99.(a)(1)(K)		Cysive, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

99.(a)(1)(L)		Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

99.(a)(1)(M)		Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.

99.(a)(1)(N)		Cysive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, filed with the Securities and Exchange Commission on

November 13, 2001 and incorporated herein by reference.

99.(a)(1)(O)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2001, and incorporated herein by reference.

99.(a)(1)(P)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2001, and incorporated herein by reference.

99.(a)(1)(Q)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 30, 2001, and incorporated herein by reference.

99.(a)(1)(R)	Cysive, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2001, and incorporated herein by reference.

99.(a)(1)(S)	Definitive proxy statement for the Cysive, Inc. 2001 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 24, 2001 and incorporated herein by reference.

99.(a)(1)(T)	Form of Electronic Communication Concerning Amendment to the Offer to Exchange (filed herewith)

99.(b)	Not applicable.

99.(d)(1)	Cysive, Inc. Second Amended and Restated Stock Option Plan (incorporated herein by reference to the Company’s definitive proxy statement), filed with the Securities and Exchange Commission on April 3, 2000.

99.(g)	Not applicable.

99.(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 24, 2002 (the “Initial Filing”).

**	Represents an amendment to the exhibit previously filed under this Exhibit Number in the Initial Filing.

INTRODUCTORY NOTE

Pursuant to Section 13 of the Offer to Exchange dated January 24, 2002, we have amended the Offer to Exchange through Exhibit 1 attached to Amendment No.1 to Schedule TO. Other than as indicated in Exhibit 1, all other terms of the Offer to Exchange remain unchanged. Attached hereto is information we are required to disseminate to you pursuant to Regulation TO.

EXHIBIT 1

AMENDMENTS TO THE OFFER TO EXCHANGE

The Offer to Exchange is hereby supplemented and amended as follows:

1.	The introductory paragraph, and the question and answer text under Q15, Q17, Q20 and Q21 are amended and restated, in their entirety, to read as follows:

The following is a summary of terms about the Offer presented in a question and answer format. We urge you to read carefully the remainder of the Offer to Exchange and the accompanying documents, which provide further details regarding the Offer. We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics in this Summary of Terms.

Q15.	IF I HAVE INCENTIVE STOCK OPTIONS, WHAT HAPPENS IF I ELECT NOT TO EXCHANGE THEM IN THIS OFFER?

We do not believe that our Offer to you will change any of the terms of your Eligible Options if you do not accept the Offer. As such, if you elect not to exchange your Eligible Options that are incentive stock options, we believe that those options will remain incentive stock options. However, the Internal Revenue Service (“IRS”) may characterize our Offer to you as a “modification” of those Eligible Options that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that such options have been modified could extend such options’ holding periods to qualify for favorable tax treatment and cause all or a portion of such options to be treated as nonqualified stock options. In order to minimize this risk, for tax purposes, we are considering an eligible employee’s determination to exchange Eligible Options as an offer to the Company, and we are retaining the right to choose whether or not to accept your Eligible Options for exchange. Accordingly, your Eligible Options (and the related stock option agreements) will be automatically cancelled if, and only if, we accept your Eligible Options for exchange. We will accept or return promptly after the expiration date all Eligible Options that are properly submitted to be exchanged and have not been validly withdrawn.

If you choose not to exchange your Eligible Options and you have been granted incentive stock options, we recommend that you consult with your tax advisor to determine the tax consequences of the exercise of those options and the sale of the Common Stock received upon exercise. (See Section 12 of the Offer to Exchange.)

Q17.	WHAT DO I NEED TO DO?

Whether or not you accept the Offer, you need to make your election, sign the Election Form and deliver the Election Form to Robert M. Skelton at Cysive before 5:00 p.m., Eastern Time, on February 22, 2002 (or a later expiration date if Cysive extends the Offer). The Election Form may be sent via mail, courier, e-mail or facsimile. Robert M. Skelton is located at Cysive’s corporate headquarters in Reston, Virginia, his direct facsimile number is (703) 259-2402, and his e-mail address is rskelton@cysive.com. Election Forms must be physically received by Robert M. Skelton before 5:00 p.m., Eastern Time, on February 22, 2002 (or a later expiration date if Cysive extends the

Offer). If Election Forms are sent by e-mail or facsimile, originals should be promptly sent by mail, courier or hand delivery and must be received by March 1, 2002.

If you have questions about delivery, you may contact Robert M. Skelton via e-mail or by telephone at (703) 259-2300. You should review the Offer to Exchange, the Election Form and all of their attachments before making your election.

If we extend the Offer beyond February 22, 2002, then you must sign and deliver the Election Form before the extended expiration of the Offer. We may reject any Eligible Options to the extent that we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend the Offer, we will accept or return all properly exchanged options promptly after 5:00 p.m., Eastern Time, on February 22, 2002 (or a later expiration date if Cysive extends the Offer). If you do not sign and deliver the Election Form before the Offer expires, it will have the same effect as if you rejected the Offer. (See Section 3 of the Offer to Exchange.)

Q20.	UNDER WHAT CIRCUMSTANCES WOULD THE COMPANY NOT ACCEPT MY OPTIONS?

We may reject any or all Election Forms, Notice of Change in Election Forms or exchanged options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the exchanged options or to the extent certain conditions exist which in our reasonable judgment makes it inadvisable to proceed with the Offer. (See Sections 3, 5 and 6 of the Offer to Exchange.) We will return promptly after the expiration date all Eligible Options that have not been accepted.

Q21.	CAN I CANCEL THE REMAINING PORTION OF AN ELIGIBLE OPTION THAT I HAVE ALREADY PARTIALLY EXERCISED?

Yes, the remaining outstanding, unexercised portion of an Eligible Option can be cancelled.

2.	The second paragraph of Section 3 of the Offer to Exchange is amended to read, in its entirety, as follows:

DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the number of shares subject to Eligible Options and the validity, form, eligibility (including time of receipt) and acceptance of Election Forms and Notice of Change in Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Election Forms, Notice of Change in Election Forms or exchanged options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the exchanged options. We may waive any or all of the conditions of the Offer for all Eligible Participants to the extent that any of the events described in Section 6 of the Offer to Exchange occur, but we nonetheless deem it advisable for us to proceed with the Offer. We may waive any defect or irregularity in any Election Form or Notice of Change in Election Form with respect to any particular option or any particular optionholder. No Eligible Options will be accepted for exchange until all defects or irregularities have been cured by the optionholder exchanging the Eligible Options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the election to exchange any options, and no one will be liable for failing to give notice of any such defects or irregularities.

3.	Section 5 of the Offer to Exchange is amended, in its entirety, to read as follows:

On the terms and subject to the conditions of this Offer, promptly following the expiration date, we will (i) accept or return the Eligible Options for exchange and (ii) cancel all options properly elected for exchange and not validly withdrawn before the expiration date. The Replacement Options will be granted on August 23, 2002 (or a later date if Cysive extends the Offer).

Your Replacement Option will represent a fraction of the total number of option shares of all Eligible Options that you exchange, as set forth in detail in Section 1. If you are not continuously employed by or in service with Cysive through the date the Replacement Options are granted, you will not be eligible to receive a Replacement Option. In addition, no portion of a Replacement Option will be exercisable until it vests. We will give you prompt notice of our acceptance for exchange and cancellation of Eligible Options validly elected for exchange and not properly withdrawn as of the expiration date. We will notify you on or prior to February 22, 2002 (or a later expiration date if Cysive extends the Offer) if we reject your election. If you are not notified of a rejection and you receive notice of our acceptance for exchange and cancellation of all Eligible Options validly elected for exchange and not properly withdrawn, you may assume that your properly executed and delivered Election Form has been accepted. After we accept Eligible Options for exchange and cancellation, we will send each optionholder who accepted the Offer a letter confirming the Replacement Option that we will grant to the optionholder.

4.	Section 6 of the Offer to Exchange is amended, in its entirety, to read as follows:

We will not be required to accept any Eligible Options that you elect to exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options that you elect to exchange, in each case if at any time on or after January 24, 2002 and on or before February 22, 2002, or a later expiration date if the Offer is extended, we determine that any event has occurred that, in our reasonable judgment, has a material effect on the Company’s business, condition (financial or other), operations, valuation or prospects and makes it inadvisable for us to proceed with the Offer or to accept and cancel Eligible Options that you elect to exchange, including:

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the exchanged options, the issuance of Replacement Options, or otherwise relates to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, which action or withholding, in our reasonable judgment, would or might directly or indirectly:

(a)	make it illegal for us to accept some or all of the Eligible Options or to issue some or all of the Replacement Options or otherwise restrict or prohibit consummation of the Offer or otherwise relate to the Offer;

(b)	delay or restrict our ability, or render us unable, to accept the Eligible Options for exchange and cancellation or to issue Replacement Options for some or all of the exchanged Eligible Options;

(c)	materially impair our ability to provide Eligible Participants with compensation by decreasing the value of the Replacement Options or otherwise; or

(d)	materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•	there is:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

(b)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	another person publicly makes or proposes a tender or exchange offer for some or all of our Common Stock, or an offer to merge with or acquire us, or we learn that:

(a)	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before January 24, 2002;

(b)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before January 24, 2002 has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

(c)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or made a public announcement that it intends to acquire us or any of our assets or securities; or

•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

The conditions to the Offer are for our benefit. We may assert the conditions to the Offer in our discretion before the expiration date and we may waive the conditions to the Offer in accordance with applicable law, at any time and from time to time before the expiration date, whether or not we waive any other condition to the Offer.

Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

We currently expect that we will accept promptly after the expiration date all Eligible Options that are properly submitted to be exchanged and have not been validly withdrawn.

5.	The first paragraph of Section 9 of the Offer to Exchange is amended, in its entirety, to read as follows:

A list of our directors and executive officers is contained in Schedule A attached to this Offer to Exchange. As of January 24, 2002, our executive officers and directors (nine (9) persons) as a group held stock options to purchase a total of 5,516,922 shares of our Common Stock (collectively, the “Insider Options”). This represented approximately 45.4% of the shares subject to all options granted under the 1994 Plan as of that date. Executive officers and directors will not be eligible to exchange their options pursuant to the offer and no Insider Option shall constitute an Eligible Option. Schedule A lists information for each individual listed therein confirming the absence of Eligible Options for our directors and executive officers.

6.	The seventh paragraph of Section 12 of the Offer to Exchange is amended to read, in its entirety, as follows:

We do not believe that our Offer to you will change any of the terms of your Eligible Options if you do not accept the Offer. However, if you choose not to accept this Offer, it is possible that the IRS would assert that your right to exchange your Eligible Options that are incentive stock options under this Offer is a “modification” of your incentive stock options, even if you do not exchange the options. A successful assertion by the IRS that the options are modified could extend the options’ holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. In order to avoid this risk, we are retaining the right to choose whether or not to accept your Eligible Options for exchange. Accordingly, your Eligible Options (and the related stock option agreements) will be automatically cancelled if, and only if, we accept your Eligible Options for exchange.

7.	The fourth paragraph of Section 13 of the Offer to Exchange is amended, in its entirety, to read as follows:

We may amend the Offer at any time prior to the expiration of the Offer by announcing the amendment. If we extend the length of time during which the Offer is open, the amendment must be issued no later than 6:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to the Offer will be sent promptly to optionholders in a manner reasonably designed to inform optionholders of the change.

8.	The third paragraph of Section 15 of the Offer to Exchange is amended, in its entirety, to read as follows:

Information concerning our business, including our background, strategy, products and services, sales and marketing, customers, research and product development, competition, intellectual property and employees, as well as our financial information, is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2001, June 30, 2001 and March 31, 2001, and our Current Reports on Form 8-K, dated November 2, 2001, July 30, 2001, May 3, 2001 and April 4, 2001, and such reports are incorporated by reference herein. These documents may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth under Section 17 — “Additional Information.”

9.	The paragraph under Section 16 of the Offer to Exchange is amended, in its entirety, to read as follows:

Information concerning Company risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (under “Part I; Item 1 – Risk Factors”) and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (under “Part I; Item 2 – Certain Factors That May Affect Future Results”) is incorporated by reference herein. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In addition, there are risks concerning the Offer that include risks associated with participating in the Offer, as well as risks associated with the failure to participate in the Offer. For instance, if an eligible employee participates in the Offer, participants will be subject to market risk, since the exercise price will be set for a Replacement Option on the date that is six months and one day from the expiration date, and it is therefore possible that (1) the exercise price for the Replacement Option could be higher than the exercise price of an existing Eligible Option, (2) the exercise price for the Replacement Option could be higher than the exercise price the participant envisioned at the time of tender or as of the expiration date, and/or (3) a participant may ultimately realize in the future a lesser amount of gain, if any, upon exercise, when comparing the exercise price, and the lesser number of shares that may be purchased upon exercise, of the Replacement Option to the exercise price and number of shares that may be purchased pursuant to Eligible Options. Conversely, there are risks associated with a failure to participate in the Offer, including the possibility that (1) the exercise price for a Replacement Option could turn out to be lower than the exercise price of an existing Eligible Option, (2) the exercise price for a Replacement Option could turn out to be lower than the exercise price the eligible employee envisioned when considering whether to (or not to) tender as of, or prior to, the expiration date, and/or (3) an eligible employee may ultimately realize in the future a lesser amount of gain, or no gain, upon exercise or termination of an Eligible Option, when comparing the exercise price and number of shares that (but for the failure to tender otherwise) could have been purchased upon exercise of what could have been a Replacement Option to the exercise price and number of shares that may be purchased pursuant to the Eligible Option that was not tendered. Since these circumstances involve a great deal of market and other risk, we ask you to consider carefully and consult your personal advisors concerning the Offer.

10.	Schedule A to the Offer to Exchange is amended, in its entirety, to read as follows:

SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND
EXECUTIVE OFFICERS OF CYSIVE, INC.

     The directors and executive officers of Cysive, Inc., their positions and offices, and number of Eligible Options as of January 24, 2002 are set forth in the following table:

		NUMBER OF
NAME	POSITION(S) HELD WITH THE COMPANY	ELIGIBLE OPTIONS

Nelson A. Carbonell, Jr.	Chairman, President and Chief Executive Officer	0

John R. Lund	Chief Financial Officer and Director	0

John N. Carbonell	Vice President of Operations	0

Ken R. Hargrave	Vice President of Services	0

Robert Skinner	Vice President of Sales and Marketing	0

R. Eugene Willingham	Vice President of Product Solutions	0

Daniel F. Gillis	Director	0

Ken H. Holec	Director	0

Jon S. Korin	Director	0